Exhibit 99.1

No. 2/09

IAMGOLD Releases Updated
Positive Preliminary Assessment Study
 on Westwood Project

Toronto, Ontario, January 15, 2009 – IAMGOLD Corporation (“IAMGOLD”) is pleased to announce positive results from the updated Preliminary Assessment Study (the "Study") on its 100% owned Westwood Gold Project located in Quebec, two kilometres east of IAMGOLD’s producing Doyon Mine.  The Study was completed by IAMGOLD’s Project Development Group.  The results of the Study provide confidence for Westwood to move forward with a target for production in early 2013, and with an $86 million budget approved for 2009.

Joseph Conway, President & CEO of IAMGOLD said, "Westwood is an important part of IAMGOLD’s growth strategy.  The Study shows that Westwood has the potential to produce 200,000 ounces of gold per year at a cash cost of $290 per ounce, well under industry average and in one of the lowest political risk jurisdictions for mining in the world.  We have a strong and experienced team in this area of Quebec to move the project forward into production.  The proximity to our producing Doyon and Mouska Mines is of great advantage from the standpoint of operating experience, manpower and infrastructure.”

Project Update

In June 2008, the Westwood environmental and construction permits were granted, and surface site preparation and infrastructure construction began immediately, including work on the exploration shaft and collar foundation.  An exploration ramp, west of the Bousquet Fault commenced in October and by year end had been extended 340 metres.  The ramp will provide better drilling access to the upper levels of the deposit above the “14 level” exploration drift.

The exploration shaft, with a planned depth of 2,000 metres, commenced mid-August 2008 with the initial pilot hole being completed at a depth of 837 metres.  The subsequent raise bore progressed upward 333 metres by year end.  As part of the $38.1 million expenditures in 2008, an $11.6 million advanced payment was made on three hoists, $4.9 million was spent on site preparation and the head frame foundation, and $4.4 million was to commence the raise boring for the shaft and for the ramp development.  The majority of the remaining 2008 expenditures relate to 68,000 metres of drilling that were completed at Westwood during the year.

[All dollar amounts are expressed in $USD]

A 2009 budget of $86 million has been approved to advance Westwood on a number of fronts:

1)	Raise boring will continue and be followed by the commencement of shaft sinking, which is expected to start in Q2 and reach a depth of 500 metres by the end of 2009;
2)	The ramp is to be driven a further 1,800 metres;
3)	An 850 metre by 6 metre bored ventilation raise will be started and completed in 2009;
4)
An additional 5,000 tonne bulk sample will be collected from the 14 level exploration drift that will be combined with 5,000 tonnes already collected and this will be sent for pilot testing at the Doyon mill in the summer;

5)	Installation will commence on the hoist, headframe and support facility;
6)	Development work will include about 2,000 metres of drifting;
7)	Exploration drilling is budgeted at 32,000 metres;
8)	Valuation and definition drilling is budgeted at 41,000 metres.

This additional work is expected to advance Westwood towards a definitive production decision with commercial production expected in early 2013.

Results of the Preliminary Assessment Study

The Preliminary Assessment Study for an underground operation at Westwood shows that during the first thirteen years, production will average about 200,000 ounces of gold per year at an average diluted grade of 8.1 g Au/t and with cash costs averaging $290 per ounce. The operation will generate pre-tax cash flow of $287 million over the first five years.

Over a projected mine life of 15 years, based on current resources, Westwood will produce an average of 187,000 ounces of gold per year at an average cash cost of $298 per ounce, generating a pre-tax operating cash flow of $665 million.  The cash cost of $298 per ounce shows considerable improvement over the US$360 cash cost estimated in the initial scoping study, released in September 2007.   Gord Stothart, IAMGOLD’s COO said, “We were able to significantly refine the mine design over the past year with the result of reducing the projected mining dilution.  This translates into a significantly lower cash cost per ounce and more robust economics for the Westwood project.”

Capital expenditures to bring Westwood into production are estimated at $329 million, including a $12 million contingency.  The Study shows a pre-tax Internal Rate of Return of 13.2% using a $700/oz gold price.

Summary highlights of the Preliminary Assessment Study are shown in the table below:

Inferred Mineral Resource (undiluted, 4.0 g Au/t cutoff) Indicated Mineral Resource (Warrenmac) ($80/tonne cutoff)	11.3 Mt @ 8.7 g Au/t for 3,154,000 ounces 313,000 tonnes @ 6.9 g Au/t for 70,000 ounces
Net Recoverable Gold (oz)	2,809,000
Average Annual Gold Production (oz) (Years 1 to 13)	200,000
Cash Cost per ounce (years 1 to 13)	$290
Pre-production Capital Expenditures	$329 M
Sustaining Capital	$185 M
Operating Cash flow (pre-tax)	$665 M
IRR - pre-tax	13.2%
Payback (after start-up)	69 months
Mine Life	15 years
Gold Price Assumption	$700/oz

Mineral Resources

In July 2008, IAMGOLD announced an increase in Inferred Resources at Westwood to 3,154,000 ounces of gold, using a 4 g Au/t cutoff and in the Warrenmac lens a new Indicated resource of 70,000 ounces of gold. These Inferred and Indicated resources as announced July 17, 2008 form the basis for this Study, although additional drilling has been subsequently completed.

Note: There has been insufficient work to date to define a NI 43-101 compliant Measured or Indicated Mineral resource for the Westwood project.  Due to the uncertainty that may be attached to Inferred Mineral resources, it cannot be assumed that all or any part of an Inferred Mineral resource will be upgraded to an Indicated or Measured Mineral Resource with continued exploration. The Study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

IAMGOLD acquired the Westwood Project in late 2006 as part of the acquisition of Cambior Inc. Westwood is a “shear zone hosted” gold deposit located within the well established Doyon-Bousquet-LaRonde mining camp  which hosts total production and reserves of approximately 145 million tonnes at 5.49 g Au/t or roughly 25.5 million ounces of gold.  Westwood is well located, two kilometres east of IAMGOLD’s Doyon Mine and five kilometres west of Agnico-Eagle’s Bousquet/La Ronde Complex.

Upgrading Resources

Mineralization has been identified at Westwood from a 60 metre depth to as deep as 2,200 metres, within three sub-parallel zones that extend along a strike length in excess of 1.8 kilometres.  An important step to moving Westwood towards a commercial production decision is to increase the confidence level of the current resources and to establish geologic continuity.  The conversion to measured and indicated resources needs to be sufficiently advanced to start commercial production in 2013, but requires a significant amount of infill drilling.

In 2008, a total of 68,000 metres of drilling were completed at Westwood, of which 22,000 metres tested within the known resources and the remaining 46,000 metres were exploration holes both from surface and from the underground exploration drift (at a depth of 900 metres).

In 2009, a further 73,500 metres are planned of which 41,200 metres will contribute to upgrading existing inferred resources while the remaining 32,300 metres will systematically test  the highest priority exploration target areas.

Upside Exploration Potential

The Westwood deposit remains open both at depth and along strike on the three main zones that have been identified to date.  Very significant intersections at a depth 800 metres below previously identified mineralization were reported in December 2007 and follow-up drilling is underway.  Along strike, several key areas are being tested that could significantly add resources.  Given the spatial extent of the mineralization identified to date and its location within highly favourable geology, there is excellent potential to expand the extent of the known Westwood resources both along strike and at depth.

Scope of the Study

The current Study is classified as a Preliminary Assessment, to a large extent due to the fact that the resources at Westwood are Inferred, with a greater level of uncertainty than Measured and Indicated resources which are required for a pre-feasibility or feasibility study.  However, it is important to note that the Study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work and overall economic studies that are quite advanced, especially given that IAMGOLD operates two similar mines within five kilometres of Westwood.

Capital Expenditure Estimate

Pre-production capital expenditures are estimated at $329 million. These costs include preparation of all development studies, permitting, completion of the feasibility study, construction and start-up of the mine. The estimated accuracy is ±25%.  The capital expenditures include:

(US $ millions)
Exploration	$19.9
Mine Development	$87.2
Shaft	$45.7
Surface Facilities	$52.6
U/G construction	$7.0
Mobile Equipment	$22.1
Inventory	$3.5
Studies and Support Activities (initial period)	$71.6
Indirect	$8.0
Subtotal	$317.6
Contingency	$11.6
Total	$329.2

The schedule of pre-production expenditures is shown below with commercial production expected in 2013.

Year	Capital Expenditures (millions)
2009	$86
2010	$86
2011	$73
2012	$84

Operating Costs

Total operating costs are estimated at $298 per ounce or $70.21 per tonne milled over the life of mine.  This includes: 1) mining costs at $49.97 per tonne, including paste backfill costs; 2) processing costs at $15.30 per tonne including transportation from Westwood to the Doyon mill facilities, tailings operations and power; and 3) General and administration costs estimated at $4.95 per tonne.  With the purchase of the Doyon royalty from Barrick in 2008, no third party royalties remain to be paid against Westwood production.

Mining

The preliminary mine plan recommends a longitudinal long hole mining method, on 15-metre sublevels. This is a bulk mining method which will require backfill for stability.  The mine plan incorporates two ramps, one on either side of the Bousquet fault.  The Warrenmac ramp, on the west side of the Bousquet Fault was initiated in October 2008 and advanced 340 metres by year end 2008.

The production schedule per year is outlined below:

Year	Tonnes Milled	Average Grade (g/t Au)	Gold Production (oz)	Cash Cost $/oz
2013 to 2025 (avg)	800,000	8.1	200,000	290
2026	730,000	5.3	112,000	388
2027	800,000	4.3	97,000	384
Total	11,930,000*	7.6*	2,809,000	298
* tonnage and grade reflect an estimated 95% mine recovery, 24% mine dilution and 96% plant recovery

The near surface Warrenmac zone at Westwood contains, in addition to gold mineralization, sufficient zinc with elevated copper and silver to allow for economic extraction at higher metal prices.  Over the life of mine, based on the current resources, it is expected that base metal resources will contribute approximately 20,000 tonnes of zinc and 1,000 tonnes of copper as by-products and this has been built into the economic model.  IAMGOLD indicated in a press release dated June 12, 2008 that it might commence early production on the near surface zinc-rich Warrenmac zone, however based on the current low metal prices it is economically superior to await higher metal prices.

Mineral Processing

The Westwood ore will be processed at the nearby Doyon mill.  Mining at the Doyon and Mouska Mines will be completed by mid-2010, prior to commencement of production from Westwood.  The Doyon mill is well suited as preliminary metallurgical testwork shows Westwood ore to have similar characteristics to the Doyon mine.  Recoveries at Doyon have averaged 95% over the mine life, which has included the processing of lower grade material.  A 96% recovery rate has been used for the Westwood Study.

The Doyon Mill is a conventional cyanidation circuit with a combined carbon-in-leach and carbon-in-pulp (CIL-CIP) circuit including a gravity circuit for free gold recovery. The mill capacity of 3,500 tonnes per day, at a 95% plant availability, is well over the estimated 2,200 tonnes per day required for Westwood.  A bulk sample from Westwood is currently being taken and will be pilot tested in the Doyon mill circuit this summer to confirm the process parameters. The existing paste backfill plant from Doyon will be relocated near the Westwood shaft.

Certain gold zones at Westwood, including Warrenmac, have associated zinc and copper sulphide mineralization.  At some point during the 15-year mine life, it is anticipated that base metal prices will allow for the economic extraction of these zinc-enriched gold zones.  At such time, additional flotation capacities will be added to the mill for the recovery of the zinc.

Assumptions

The Study assumes a $700 per ounce gold price and current market prices were applied for all input materials.  Although only applicable to certain zones within the Westwood deposit, the copper, zinc and silver price used in the evaluation are $2.50 per pound, $1.00 per pound and $8.00 per ounce respectively.  A Canadian/U.S. dollar exchange rate of 1.25 was applied.

Project Economics

The Preliminary Assessment Study shows an estimated Internal Rate of Return (IRR) of 13.2%, before taxes, using a $700 per ounce gold price.

The table below outlines the sensitivity of project economics to various gold price scenarios:

Gold Price	IRR (%) (pre-tax)	NPV at 0% discount (millions)
$ 560 (-20%)	6.3	$274
$ 700 (Base)	13.2	$665
$ 840 (+20%)	18.7	$1,056

This Preliminary Assessment Study shows that the Westwood deposit provides strong potential returns in the current economic environment.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned, with a strong financial base, together with the management and operations expertise to execute on our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec with a pipeline of development and exploration projects. IAMGOLD continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

Qualified Person/Quality Control Notes
The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). A Preliminary Assessment is preliminary in nature, as it is based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.  The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates at the Westwood gold project is based on information prepared under the supervision of, or has been reviewed by Mr. Daniel Vallières P. Eng., Manager - Underground Projects and Mr. Réjean Sirois P. Eng., Manager  - Mine Geology both working for the Technical Services Group, and employed by IAMGOLD Corporation. The foregoing persons are "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified persons have verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO	Senior VP, Investor Relations
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4743 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
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